The Reader's Digest Association

Merrill Lynch

Advertising/Publishing & Education
Investor Conference
New York Palace Hotel
February 25th, 2003

The Businesses


Books Are Fun
US Magazines
International
US BHE
Reiman
QSP

Drivers of Growth

BAF, QSP, and Reiman represent our higher growth, higher margin businesses that represent 35% of revenue and 65% of operating profit

FY ’03 Revenue*

FY ’03 Operating Profit*


Core
US BHE
US Mags.
International
65%
35%
Higher Growth
BAF
QSP
Reiman
65%
35%
Core
US BHE
US Mags.
International

*** Analyst estimates**

Revenue Transformation

Since FY'98, traditional revenues have been replaced by new sources that have enabled us to:

- achieve greater economic, channel, and customer diversity
- improve operating margins
- increase operating profits



$2.6 B
-$0.3 B
-$0.1 B
-$0.2 B
+$0.7 B
$2.7 B
FY'98
US BHE
US Mags.
International
BAF/QSP Reiman
FY'02* Proforma

* Includes full year of Reiman

Increase Diversity

Sources of Revenues have been reduced for our traditional core businesses (primarily sweepstakes direct mail) from 94% in FY'98 to less than 55% in FY'02

Revenue



US Magazines
US BHE
QSP
17%
23%
6%
54%
International
US Magazines
US BHE
QSP
13%
11%
10%
BAF
10%
44%
12%
Reiman
International

FY'98 = $2.6 Billion

FY'02 = $2.7 Billion*

*** Proforma: Includes full year of Reiman**

Increased Operating Profits

The sweepstakes settlement dramatically altered response rates in the US which led to a significantly smaller US Books and Home Entertainment business. By eliminating unprofitable revenues in the traditional core business and adding new, higher margin businesses like BAF and Reiman, we were able to offset the decline in the US and improve operating profits by 120%………………..



($ in Millions)
$100
-$37
-$3
+$60
+$100
$220
FY'98
US BHE
US Mags.
International
BAF/QSP
Reiman
FY'02*
Proforma

* Includes full year of Reiman

Operating Profit Performance

Which has resulted in a CAGR of 22%……………The problem is……..

($ in Millions)


CAGR = 22%
$100
$220
FY'98
FY'02*
Proforma

*** Includes full year of Reiman**

Note: Represents segment operating profits before restructuring

Operating Profit Performance

...........how we got there...................Ugly.....

($ in Millions)


$100
$167
$257
$247
CAGR = 22%
$220
FY'98
FY'99
FY'00
FY'01
FY'02*
Proforma

*** Includes full year of Reiman**

Note: Represents segment operating profits before restructuring charges

Balance Sheet

….And to drive part of that transformation, for the first time in our history, we took on long term debt………..

($ in Millions)



$0
$0
$89
$160
$950
FY'98
FY'99
FY'00
FY'01
FY'02

Operations

….And as our domestic businesses began to rebound, growing 57% in the first half of this year………..

($ in Millions)

Operating Profits – North America
(Second Quarter YTD)


$125*
$80
+57%
FY'02
FY'03

*** Includes $22 million in Reiman profits**

Operations

….Our International Business has stumbled………..

($ in Millions)

Operating Profits – North America
(Second Quarter YTD)


$80
$125*
+57%
FY'02
FY'03

Operating Profits - International
(Second Quarter YTD)


$50
$21
-59%
FY'02
FY'03

*** Includes $22 million in Reiman profits**

Expectations

….resulting in our lowering full year EPS guidance………..

$1.20 - $1.30 → **$1.08 - $1.18**

Price Performance

…….that has effected our stock performance



RDA Price Performance
(12-31-99 - 2-19-03)
45
40
35
30
25
20
15
10
5
-
12/31/1999
3/28/2000
6/22/2000
9/18/2000
12/12/2000
3/12/2001
6/6/2001
8/30/2001
11/30/2001
2/28/2002
5/24/2002
8/20/2002
11/13/2002
2/11/2003

Trading Multiples

….driven by our lower valuation multiple relative to our peers and the industry

Trading Multiples and Ratios:	FY'03 Analyst Estimates	Reader's Digest	Publishing Peers	S&P 500
Enterprise Value/EBITDA	$275	7X	10X	12X
Price/Free Cash Flow(1)	$150	7X	23X	14X
P/E	$1.07	10X	18X	17X
Debt/EBITDA	$875	3	4	4
Interest Coverage(2)	$40	7	11	11

(1) Change in net cash position before dividends, share repurchases, divestitures and acquisitions

(2) EBITDA divided by interest expense

Valuation

At a current stock price of $10.50, our consolidated asset value is equal to approximately $19 per share, or 11X analyst estimates of FY'03 EBITDA for BAF, QSP, Reiman combined, implying minimal value for the historical core businesses (Global BHE and Magazines)



Asset Value/per Share
Enterprise Value/per Share
$10.50
$8.20 - $8.50
$18.70 - $19.00
+
=
Current Share Price
FY'03 YE Net Debt
Consolidated Asset Value
$18.50 - $19.00
$0
$18.50 - $19.00
+
=
Implied Value for (BAF, QSP, Reiman)* @ 11X
Implied Value Historical Core* @ 0X
Total Implied Value

* Based on analyst estimates for FY'03 EBITDA

What is our longer term guidance?

FY'03 Profit Contribution		Revenue*	Profit Growth*
35%	**Margin Improvement** U.S. Magazines U.S. BHE International	0% to 2%	5% to 10%
65%	**Growth** BAF QSP Reiman	5% to 10%	7% - 12%

* In aggregate, over 5 years.

Progress To Date

Business	Progress	Explanation
<u>Margin Improvement</u> US BHE	Ahead of schedule	•Reduced operating losses by 80% year to date vs. target of 50% •Response rates up on majority of mailings YTD
US Magazines	On track	•Added 600K more new net paid subs YTD vs. last year at lower acquisition cost •Response rates at or above pre-downturn, pre-9/11 levels. Advertising remains soft
International	Well behind plan	•Profits off 59% YTD on 7% lower revenues •Response rates off ~15% •Fixed cost structure too high

Progress To Date

Business	Progress	Explanation
Growth BAF	On track	•Profits up 12% YTD •Growth in number of events across all product categories, despite challenging retail environment. •Challenging retail environment and weather in Q3.
QSP	Behind Schedule	•YTD profits up 5% driven by price •Subscription and gift volume down •Weaker student participation
Reiman	On track	•Revenue up 6% YTD •Higher postage and testing costs

….Now, let's address the two areas most people are talking about….

How do we get International Back on Track?

1. **What's wrong:**
   - **Operating profits down 59% year-to-date**
   - **Response rates down ± 15%**
   - **Large percentage went straight to the bottom line**

2. **Why?**
   - **Economy**
   - **Mailing intensity**
   - **War/Terrorism fears**
   - **Music industry turmoil (piracy)**

3. **How to fix:**
   - **Reduce risk**
     - **Less mailing**
     - **Fewer product launches**
   - **Continue development**
     - **Better products (BAF, Reiman)**
     - **New promotion ideas**
     - **International expansion (Eastern Europe)**
     - **Developing markets (Russia, India, China)**
   - **Dramatically Reduce Cost**
     - **Reduced mail quantity began in 1st half**
     - **Began reorganization**
     - **More to come**

How do we get QSP Back on Track to high single/low double digit growth?

1. What's wrong:
   - Revenue and profits up low to mid single digits year-to-date
   - Lower volume a concern

2. Why?
   - Flat school penetration
   - Declining sales per student
   - Economy?

3. How to fix:
   - Increase customer reach and number of events
     - Increase school penetration
       - Expand sales force and improve productivity
       - Target under penetrated school market (e.g., QSP currently in less than 10% of 22,000 high schools)
     - Broaden target market
       - Increase share of $5 billion fundraising category
       - Pursue potential partnerships
   - Increase event averages and number of events per location
     - Increase magazine subscription and gift volume by:
       - Increasing the level of student participation and orders per student by improving incentives.
       - Broadening product portfolio
       - Expanding eFundraising to increase student participation

Conclusions

- Most US businesses on track with positive trends
- International businesses very weak but still profitable
- Core business is now a much smaller part of the company
- Strong cost reduction program aimed at core business
- Our free cash flows are in line with expectations and we will be reducing debt
- Stock price low by all measures

The Reader's Digest Association

Merrill Lynch

Advertising/Publishing & Education

Investor Conference

New York Palace Hotel

February 25th, 2003